UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 5, 2022

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

On November 29, 2022, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2022 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2022 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2022		September 30, 2022		September 30, 2022
Assets:
Cash and due from banks	*5	¥74,792,123	*5	¥70,792,739	$488,866
Call loans and bills bought		1,965,134		6,966,151	48,105
Receivables under resale agreements		6,035,507		4,939,894	34,113
Receivables under securities borrowing transactions		5,649,632		5,164,745	35,666
Monetary claims bought		5,370,377		5,750,967	39,714
Trading assets	*2, *5	7,351,878	*2, *5	9,457,976	65,313
Money held in trust		310		9,698	67
Securities	*1, *2, *3, *5, *12	38,538,724	*1, *2, *3, *5, *12	32,550,380	224,780
Loans and bills discounted	*3, *4, *5, *6	90,834,056	*3, *4, *5, *6	100,873,464	696,592
Foreign exchanges	*3, *4	2,812,104	*3, *4	2,867,296	19,800
Lease receivables and investment assets		228,608		232,348	1,605
Other assets	*3, *5	10,175,873	*3, *5	15,309,545	105,722
Tangible fixed assets	*7, *8	1,457,254	*7, *8	1,545,628	10,673
Intangible fixed assets		898,817		927,683	6,406
Net defined benefit asset		623,045		642,198	4,435
Deferred tax assets		66,720		94,666	654
Customers’ liabilities for acceptances and guarantees	*3	11,722,239	*3	14,425,845	99,619
Reserve for possible loan losses		(817,784)		(802,454)	(5,541)

Total assets		¥257,704,625		¥271,748,777	$1,876,588

(Continued)

	Millions of yen				Millions of U.S. dollars
	March 31, 2022		September 30, 2022		September 30, 2022
Liabilities and net assets:
Liabilities:
Deposits	*5	¥148,585,460	*5	¥157,082,471	$1,084,749
Negotiable certificates of deposit		13,069,796		14,513,066	100,221
Call money and bills sold		1,129,999		1,157,518	7,993
Payables under repurchase agreements	*5	19,359,965	*5	16,409,654	113,319
Payables under securities lending transactions	*5	1,580,580	*5	1,155,189	7,977
Commercial paper		1,866,366		2,161,263	14,925
Trading liabilities		6,377,968		8,630,950	59,602
Borrowed money	*5, *9	18,877,990	*5, *9	11,977,900	82,715
Foreign exchanges		1,216,893		1,576,112	10,884
Short-term bonds		442,000		317,000	2,189
Bonds	*10	9,808,107	*5, *10	10,595,969	73,172
Due to trust account	*5, *11	2,443,873	*5, *11	2,354,852	16,262
Other liabilities		8,415,621		16,251,302	112,225
Reserve for employee bonuses		89,894		57,076	394
Reserve for executive bonuses		4,064		—	—
Net defined benefit liability		40,864		36,224	250
Reserve for executive retirement benefits		1,087		995	7
Reserve for point service program		25,000		27,227	188
Reserve for reimbursement of deposits		5,767		2,846	20
Reserve for losses on interest repayment		135,084		117,817	814
Reserves under the special laws		3,902		3,902	27
Deferred tax liabilities		275,570		103,612	716
Deferred tax liabilities for land revaluation	*7	29,193	*7	29,132	201
Acceptances and guarantees		11,722,239		14,425,845	99,619

Total liabilities		245,507,293		258,987,935	1,788,467

Net assets:
Capital stock		2,341,878		2,342,537	16,177
Capital surplus		693,664		694,052	4,793
Retained earnings		6,916,468		7,297,926	50,397
Treasury stock		(13,402)		(13,116)	(91)

Total stockholders’ equity		9,938,608		10,321,399	71,275

Net unrealized gains (losses) on other securities		1,632,080		960,324	6,632
Net deferred gains (losses) on hedges		(80,061)		42,636	294
Land revaluation excess	*7	36,320	*7	36,307	251
Foreign currency translation adjustments		450,143		1,179,188	8,143
Accumulated remeasurements of defined benefit plans		121,123		112,919	780

Total accumulated other comprehensive income		2,159,606		2,331,376	16,100

Stock acquisition rights		1,475		1,201	8
Non-controlling interests		97,641		106,864	738

Total net assets		12,197,331		12,760,842	88,121

Total liabilities and net assets		¥257,704,625		¥271,748,777	$1,876,588

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2021		2022		2022
Ordinary income		¥1,965,482		¥2,916,911	$20,143
Interest income		891,702		1,533,167	10,587
Interest on loans and discounts		643,762		1,042,032	7,196
Interest and dividends on securities		165,896		216,433	1,495
Trust fees		2,630		3,044	21
Fees and commissions		668,871		703,822	4,860
Trading income		122,300		8,807	61
Other operating income		124,489		461,639	3,188
Other income	*1	155,487	*1	206,430	1,426
Ordinary expenses		1,335,454		2,190,840	15,129
Interest expenses		179,504		659,577	4,555
Interest on deposits		40,751		230,104	1,589
Fees and commissions payments		113,999		115,529	798
Trading losses		142		111,252	768
Other operating expenses		85,061		191,766	1,324
General and administrative expenses	*2	875,934	*2	962,562	6,647
Other expenses	*3	80,810	*3	150,152	1,037

Ordinary profit		630,028		726,071	5,014

Extraordinary gains	*4	1,413	*4	378	3
Extraordinary losses	*5, *6	4,681	*5, *6	1,775	12

Income before income taxes		626,759		724,674	5,004

Income taxes-current		112,720		146,053	1,009
Income taxes-deferred		54,679		47,692	329

Income taxes		167,399		193,746	1,338

Profit		459,359		530,927	3,666

Profit attributable to non-controlling interests		3,291		5,500	38

Profit attributable to owners of parent		¥456,068		¥525,427	$3,628

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2021	2022	2022
Profit	¥459,359	¥530,927	$3,666
Other comprehensive income (losses)	155,541	174,433	1,205
Net unrealized gains (losses) on other securities	97,429	(668,609)	(4,617)
Net deferred gains (losses) on hedges	(25,465)	98,664	681
Foreign currency translation adjustments	69,274	644,993	4,454
Remeasurements of defined benefit plans	(9,773)	(8,200)	(57)
Share of other comprehensive income of affiliates	24,075	107,585	743

Total comprehensive income	614,901	705,361	4,871

Comprehensive income attributable to owners of parent	611,157	697,209	4,815
Comprehensive income attributable to non-controlling interests	3,743	8,151	56

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the period
Issuance of new stock	603	603			1,207
Cash dividends			(130,190)		(130,190)
Profit attributable to owners of parent			456,068		456,068
Purchase of treasury stock				(37)	(37)
Disposal of treasury stock		(32)		327	295
Changes in shareholders’ interest due to transaction with non-controlling interests		(195)			(195)
Reversal of land revaluation excess			(94)		(94)
Transfer from retained earnings to capital surplus		32	(32)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	408	325,751	289	327,052

Balance at the end of the period	¥2,341,878	¥693,614	¥6,809,834	¥(13,409)	¥9,831,917

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Net changes in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Balance at the end of the period	¥2,192,305	¥(10,828)	¥36,345	¥133,014	¥117,398	¥2,468,234

(Continued)
	Millions of yen
Six months ended September 30, 2021	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the period
Issuance of new stock			1,207
Cash dividends			(130,190)
Profit attributable to owners of parent			456,068
Purchase of treasury stock			(37)
Disposal of treasury stock			295
Changes in shareholders’ interest due to transaction with non-controlling interests			(195)
Reversal of land revaluation excess			(94)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(292)	3,529	158,420

Net changes in the period	(292)	3,529	485,473

Balance at the end of the period	¥1,498	¥74,365	¥12,376,017

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the period
Issuance of new stock	658	658			1,317
Cash dividends			(143,936)		(143,936)
Profit attributable to owners of parent			525,427		525,427
Purchase of treasury stock				(34)	(34)
Disposal of treasury stock		(45)		320	274
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Reversal of land revaluation excess			12		12
Transfer from retained earnings to capital surplus		45	(45)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	387	381,458	285	382,790

Balance at the end of the period	¥2,342,537	¥694,052	¥7,297,926	¥(13,116)	¥10,321,399

(Continued)
	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Net changes in the period	(671,756)	122,697	(12)	729,045	(8,204)	171,769

Balance at the end of the period	¥960,324	¥42,636	¥36,307	¥1,179,188	¥112,919	¥2,331,376

	Millions of yen
Six months ended September 30, 2022	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥1,475	¥97,641	¥12,197,331
Changes in the period
Issuance of new stock			1,317
Cash dividends			(143,936)
Profit attributable to owners of parent			525,427
Purchase of treasury stock			(34)
Disposal of treasury stock			274
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Reversal of land revaluation excess			12
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(273)	9,223	180,719

Net changes in the period	(273)	9,223	563,510

Balance at the end of the period	¥1,201	¥106,864	¥12,760,842

(Continued)
	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$16,172	$4,790	$47,762	$(93)	$68,632
Changes in the period
Issuance of new stock	5	5			9
Cash dividends			(994)		(994)
Profit attributable to owners of parent			3,628		3,628
Purchase of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		2	2
Changes in shareholders’ interest due to transaction with non-controlling interests		(2)			(2)
Reversal of land revaluation excess			0		0
Transfer from retained earnings to capital surplus		0	(0)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	3	2,634	2	2,643

Balance at the end of the period	$16,177	$4,793	$50,397	$(91)	$71,275

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$11,270	$(553)	$251	$3,109	$836	$14,913
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(4,639)	847	(0)	5,034	(57)	1,186

Net changes in the period	(4,639)	847	(0)	5,034	(57)	1,186

Balance at the end of the period	$6,632	$294	$251	$8,143	$780	$16,100

(Continued)
	Millions of U.S. dollars
Six months ended September 30, 2022	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$10	$674	$84,230
Changes in the period
Issuance of new stock			9
Cash dividends			(994)
Profit attributable to owners of parent			3,628
Purchase of treasury stock			(0)
Disposal of treasury stock			2
Changes in shareholders’ interest due to transaction with non-controlling interests			(2)
Reversal of land revaluation excess			0
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(2)	64	1,248

Net changes in the period	(2)	64	3,891

Balance at the end of the period	$8	$738	$88,121

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2021	2022	2022
Cash flows from operating activities:
Income before income taxes	¥626,759	¥724,674	$5,004
Depreciation	107,497	116,101	802
Losses on impairment of fixed assets	3,265	885	6
Amortization of goodwill	8,674	15,662	108
Equity in net (gains) losses of affiliates	(30,726)	(52,079)	(360)
Net change in reserve for possible loan losses	(30,323)	(30,326)	(209)
Net change in reserve for employee bonuses	(30,961)	(37,970)	(262)
Net change in reserve for executive bonuses	(4,415)	(4,081)	(28)
Net change in net defined benefit asset and liability	(18,610)	(22,744)	(157)
Net change in reserve for executive retirement benefits	(115)	(91)	(1)
Net change in reserve for point service program	(236)	2,227	15
Net change in reserve for reimbursement of deposits	(2,267)	(2,920)	(20)
Net change in reserve for losses on interest repayment	(18,797)	(17,267)	(119)
Interest income	(891,702)	(1,533,167)	(10,587)
Interest expenses	179,504	659,577	4,555
Net (gains) losses on securities	(109,325)	(26,531)	(183)
Net (gains) losses from money held in trust	(0)	113	1
Net exchange (gains) losses	(4,965)	(894,870)	(6,180)
Net (gains) losses from disposal of fixed assets	(177)	511	4
Net change in trading assets	(162,369)	(1,761,940)	(12,167)
Net change in trading liabilities	(753,693)	2,149,827	14,846
Net change in loans and bills discounted	208,914	(9,152,669)	(63,205)
Net change in deposits	(840,420)	7,062,994	48,774
Net change in negotiable certificates of deposit	(613,838)	1,408,062	9,724
Net change in borrowed money (excluding subordinated borrowings)	366,293	(7,209,955)	(49,789)
Net change in deposits with banks	(691,672)	(1,285,423)	(8,877)
Net change in call loans and bills bought and others	689,713	(3,633,839)	(25,094)
Net change in receivables under securities borrowing transactions	21,462	484,886	3,348
Net change in call money and bills sold and others	(1,395,912)	(3,312,058)	(22,872)
Net change in commercial paper	408,052	191,737	1,324
Net change in payables under securities lending transactions	(607,519)	(425,390)	(2,938)
Net change in foreign exchanges (assets)	(1,123,787)	(23,381)	(161)
Net change in foreign exchanges (liabilities)	305,442	350,894	2,423
Net change in lease receivables and investment assets	11,812	15,826	109
Net change in short-term bonds (liabilities)	(184,000)	(125,000)	(863)
Issuance and redemption of bonds (excluding subordinated bonds)	434,573	(439,441)	(3,035)
Net change in due to trust account	222,159	(89,020)	(615)
Interest received	918,999	1,391,185	9,607
Interest paid	(190,486)	(595,293)	(4,111)
Other, net	592,205	1,653,192	11,416

Subtotal	(2,600,993)	(14,447,104)	(99,766)

Income taxes paid	(91,882)	(110,973)	(766)

Net cash provided by (used in) operating activities	(2,692,875)	(14,558,078)	(100,532)

(Continued)

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2021		2022		2022
Cash flows from investing activities:
Purchases of securities		¥(19,658,696)		¥(16,689,075)	$(115,248)
Proceeds from sale of securities		11,928,341		11,190,309	77,276
Proceeds from redemption of securities		8,336,591		12,986,053	89,676
Purchases of money held in trust		(0)		(9,500)	(66)
Proceeds from sale of money held in trust		0		0	0
Purchases of tangible fixed assets		(37,939)		(38,736)	(268)
Proceeds from sale of tangible fixed assets		1,744		2,027	14
Purchases of intangible fixed assets		(93,076)		(93,420)	(645)

Net cash provided by (used in) investing activities		476,965		7,347,656	50,740

Cash flows from financing activities:
Repayment of subordinated borrowings		—		(15,000)	(104)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		95,157		—	—
Redemption of subordinated bonds and bonds with stock acquisition rights		(174,000)		—	—
Dividends paid		(130,153)		(143,871)	(994)
Proceeds from issuance of common stock to non-controlling stockholders		68		—	—
Dividends paid to non-controlling stockholders		(726)		(2,712)	(19)
Purchases of treasury stock		(37)		(34)	(0)
Proceeds from disposal of treasury stock		295		274	2
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		44		956	7

Net cash provided by (used in) financing activities		(209,353)		(160,387)	(1,108)

Effect of exchange rate changes on cash and cash equivalents		34,563		630,172	4,352

Net change in cash and cash equivalents		(2,390,699)		(6,740,636)	(46,548)

Cash and cash equivalents at the beginning of the period		66,811,212		65,832,072	454,610

Cash and cash equivalents at the end of the period	*1	¥64,420,512	*1	¥59,091,435	$408,062

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2022 which was ¥144.81 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2022 is 184.
Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2022 are as follows:

5 companies were newly included in the scope of consolidation as a result of the establishment.

2 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

5 of the unconsolidated subsidiaries are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2022 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2022 is 111.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2022 are as follows:

5 companies became equity method affiliates due to establishment and for other reasons.

1 company was excluded from the scope of equity method affiliates due to sale of stocks.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

5 unconsolidated subsidiaries that are not accounted for by the equity method are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of equity method pursuant to Article 7, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

2 companies became affiliates that are not accounted for by the equity method due to establishment.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2022 are as follows:

December 31	1
April 30	2
June 30	93
September 30	88

(2)

The subsidiary with interim balance sheets dated December 31 is consolidated using the financial statements as of June 30, the subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31, and certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2022 and the six months ended September 30, 2022 are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2022 and the six months ended September 30, 2022 are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in affiliates are classified as “other securities” (available-for-sale securities). Other securities are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off were ¥171,923 million and ¥159,255 million at September 30 and March 31, 2022, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit to the period by the end of the interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fee during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and oversea remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks for online alliances, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposits and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Changes in accounting policies)

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the six months ended September 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on the interim consolidated financial statements due to the application of the Implementation Guidance.

(Additional information)

1.  The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine.

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the interim consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc., due to the prolonged impact of such economic sanctions and countermeasures, and deterioration in credit condition of Russia including circumstances of interest payments of Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥70,854 million is recorded for the Russia-related credits.

2.  The estimates of reserve for possible loan losses related to the impact of the spread of the novel coronavirus disease (COVID-19).

Considering the continuing uncertainty of the spread of COVID-19, estimation of the reserve for possible loan losses associated with COVID-19 is reflected in the interim consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment is conducted by specifying the portfolio significantly affected by COVID-19 and estimating the impact of changes in the economic trend and market condition due to the voluntary restraint on the economic activities caused by COVID-19, after consideration of the effect of the government’s financial support on bankruptcy trends.

3.  Transition from the consolidated corporate-tax system to the group tax sharing system

The Company and certain consolidated domestic subsidiaries transitioned from the consolidated corporate-tax system to the group tax sharing system from the beginning of the period for the six months ended September 30, 2022. In accordance with the transition, the accounting treatment and disclosure of corporate tax, local tax and tax effect accounting are based on “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021). Based on Paragraph 32(1) of ASBJ Practical Issue Task Force No. 42, it is deemed that changes in accounting policy by applying ASBJ Practical Issue Task Force No. 42 have no effect.

4.  Suspected illegal stabilization transactions

On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office filed charges with the Tokyo District Court to prosecute SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”), a consolidated subsidiary of the Company, and its former executive officers and employees, on suspicion of illegal stabilization transactions. There is a possibility that SMBC Nikko Securities will incur a monetary obligation in the form of a fine, etc., as stipulated in the Financial Instruments and Exchange Act, but it is difficult to reasonably estimate the amount at this time, and it is not clear whether this will affect SMBC Nikko Securities’ business performance and financial position.

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Stocks	¥1,186,236	¥1,377,930
Investments	735	679

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Japanese government bonds and Japanese local government bonds in “Securities”	¥133,331	¥354,419
Trading securities in “Trading assets”	238	66

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Securities pledged	¥8,648,160	¥7,171,759
Securities lent	392,554	588,171
Securities held without being disposed	3,612,737	3,354,709

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2022 and September 30, 2022 are as follows. The claims are items that are recorded under the following items on the interim consolidated balance sheet (consolidated balance sheet): bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes is conducted, such securities (limited to those based on loan for a use agreement or lease agreement) are also included in the claims.

	Millions of yen
	March 31, 2022	September 30, 2022
Bankrupt and quasi-bankrupt loans	¥99,256	¥111,811
Doubtful loans	643,881	711,414
Substandard loans	414,422	368,637
Past due loans (3 months or more)	13,553	14,244
Restructured loans	400,868	354,392

Subtotal	1,157,560	1,191,863

Normal loans	106,019,459	119,008,158

Total	¥107,177,019	¥120,200,022

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of rehabilitation proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Bills discounted	¥1,120,625	¥1,306,863

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2022 and September 30, 2022 were as follows:

March 31, 2022	Millions of yen	September 30, 2022	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥22,976	Cash and due from banks	¥18,666
Trading assets	788,912	Trading assets	1,003,000
Securities	17,807,664	Securities	9,500,164
Loans and bills discounted	11,205,047	Loans and bills discounted	11,544,924

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,300	Deposits	2,732
Payables under repurchase agreements	10,332,743	Payables under repurchase agreements	9,142,645
Payables under securities lending transactions	576,050	Payables under securities lending transactions	548,778
Borrowed money	16,452,177	Bonds	132,345
Due to trust account	629,091	Borrowed money	9,599,639
		Due to trust account	680,505

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2022 and September 30, 2022:

March 31, 2022	Millions of yen	September 30, 2022	Millions of yen
Cash and due from banks	¥178,882	Cash and due from banks	¥16,455
Trading assets	1,540,078	Trading assets	1,378,985
Securities	5,120,441	Securities	6,311,332
Loans and bills discounted	18,823	Loans and bills discounted	21,015

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2022	Millions of yen	September 30, 2022	Millions of yen
Collateral money deposited for financial instruments	¥2,696,495	Collateral money deposited for financial instruments	¥3,316,983
Surety deposits	82,525	Surety deposits	77,342
Margins of futures markets	144,815	Margins of futures markets	102,067
Other margins	111,115	Other margins	103,174

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
The amounts of unused commitments	¥72,708,112	¥77,681,184
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	47,990,310	49,667,332

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Accumulated depreciation	¥894,962	¥954,365

*9	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Subordinated borrowings	¥234,000	¥219,000

*10	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Subordinated bonds	¥1,769,175	¥1,857,588

*11	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥629,091	¥680,505

*12	Guaranteed amount to privately-placed bonds

The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2022 and September 30, 2022 were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Guaranteed amount to privately-placed bonds	¥1,342,460	¥1,399,453

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2021 and 2022 included the following:

Six months ended September 30, 2021	Millions of yen	Six months ended September 30, 2022	Millions of yen
Gains on sales of stocks	¥91,998	Gains on sales of stocks	¥129,922
Equity in gains of affiliates	30,726

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2021 and 2022 included the following:

Six months ended September 30, 2021	Millions of yen	Six months ended September 30, 2022	Millions of yen
Salaries and related expenses	¥328,336	Salaries and related expenses	¥373,639
Depreciation	94,276

*3	Other expenses

“Other expenses” for the six months ended September 30, 2021 and 2022 included the following:

Six months ended September 30, 2021	Millions of yen	Six months ended September 30, 2022	Millions of yen
Write-off of loans	¥48,312	Write-off of loans	¥44,520
		Provision for reserve for possible loan losses	38,651
		Losses on sale of stocks	26,796

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2021 and 2022 included the following:

Six months ended September 30, 2021	Millions of yen	Six months ended September 30, 2022	Millions of yen
Gains on disposal of fixed assets	¥1,413	Gains on disposal of fixed assets	¥378

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2021 and 2022 included the following:

Six months ended September 30, 2021	Millions of yen	Six months ended September 30, 2022	Millions of yen
Losses on impairment of fixed assets	¥3,265	Losses on disposal of fixed assets	¥890
Losses on disposal of fixed assets	1,236	Losses on impairment of fixed assets	885

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2021 and 2022.

Six months ended September 30, 2021			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (48 items)	Land and buildings, etc.	¥855
Kinki area	Idle assets (39 items)	Land and buildings, etc.	1,463
Other	Idle assets (24 items)	Land and buildings, etc.	945

Six months ended September 30, 2022			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (15 items)	Land and buildings, etc.	¥141
Kinki area	Idle assets (15 items)	Land and buildings, etc.	669
Other	Idle assets (8 items)	Land and buildings, etc.	74

As for land and buildings, etc., each branch which continuously manages and determines its income and expenses is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets.

As for idle assets, each individual property is treated as an asset group for recognition and measurement of impairment. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated using net realizable value, which is basically determined by subtracting the expected disposal cost from the real estate appraisal value.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2021

1. Type and number of shares issued and treasury stock

	Number of shares				Notes
	At the beginning of the period	Increase	Decrease	At the end of the period
Shares issued
Common stock	1,374,040,061	322,041	—	1,374,362,102	1

Total	1,374,040,061	322,041	—	1,374,362,102

Treasury stock
Common stock	3,612,302	9,743	86,239	3,535,806	2, 3

Total	3,612,302	9,743	86,239	3,535,806

Notes	1.	The increase of 322,041 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The increase of 9,743 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares.
	3.	The decrease of 86,239 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,498

Total							¥1,498

3. Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥ 130,190		¥ 95	March 31, 2021	June 30, 2021
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 12, 2021	Common stock	¥ 143,936	Retained earnings	¥ 105	September 30, 2021	December 3, 2021

Six months ended September 30, 2022

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,374,362,102	329,092	—	1,374,691,194	1

Total	1,374,362,102	329,092	—	1,374,691,194

Treasury stock
Common stock	3,542,321	8,420	84,614	3,466,127	2, 3

Total	3,542,321	8,420	84,614	3,466,127

Notes:	1.	The increase of 329,092 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The increase of 8,420 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares.
	3.	The decrease of 84,614 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,201

Total							¥1,201

3.  Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥ 143,936		¥ 105	March 31, 2022	June 30, 2022
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2022	Common stock	¥ 157,690	Retained earnings	¥ 115	September 30, 2022	December 2, 2022

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts of items stated on the interim consolidated balance sheets

	Millions of yen
Six months ended September 30	2021	2022
Cash and due from banks	¥70,940,025	¥70,792,739
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(6,519,512)	(11,701,303)

Cash and cash equivalents	¥64,420,512	¥59,091,435

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2022	September 30, 2022
Lease receivables	¥287,443	¥310,048
Residual value	39,057	27,313
Unearned interest income	(97,892)	(105,013)

Total	¥228,608	¥232,348

2)	The scheduled collections of lease payments receivable related to lease investment assets are as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Within 1 year	¥34,531	¥31,908
More than 1 year to 2 years	22,448	22,468
More than 2 years to 3 years	19,539	22,142
More than 3 years to 4 years	17,347	18,008
More than 4 years to 5 years	12,851	37,606
More than 5 years	180,724	177,913

Total	¥287,443	¥310,048

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Due within 1 year	¥37,084	¥37,021
Due after 1 year	212,928	206,405

Total	¥250,013	¥243,426

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2022	September 30, 2022
Due within 1 year	¥27,906	¥32,732
Due after 1 year	60,247	70,323

Total	¥88,153	¥103,055

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheet (consolidated balance sheet)

	Millions of yen
	Consolidated balance sheet amount
March 31, 2022	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥139,783	¥453,676	¥593,459
Trading assets
Securities classified as trading purposes *[1]	3,026,478	612,347	2,953	3,641,779
Money held in trust	—	310	—	310
Securities
Other securities *[1]	26,967,783	8,748,760	38,988	35,755,532
Stocks	3,236,224	789	—	3,237,013
Japanese government bonds	15,774,197	—	—	15,774,197
Japanese local government bonds	1,101,913	43,583	—	1,145,496
Short-term bonds	—	101,998	—	101,998
Japanese corporate bonds	120	2,500,547	37,949	2,538,617
Foreign stocks	881,009	10,450	—	891,459
Foreign bonds	5,971,115	6,069,966	1,038	12,042,120
Other	3,204	21,425	—	24,629
Total assets	¥29,994,261	¥9,501,201	¥495,618	¥39,991,081

Trading liabilities
Trading securities sold for short sales *[1]	¥3,048,624	¥129,081	¥—	¥3,177,706

Total liabilities	¥3,048,624	¥129,081	¥—	¥3,177,706

Derivative transactions *[2,3]
Interest rate derivatives	¥397,345	¥(573,584)	¥1,505	¥(174,733)
Currency derivatives	(951)	(292,364)	14,851	(278,465)
Equity derivatives	(69,982)	(842)	70,501	(323)
Bond derivatives	(3,293)	1,406	—	(1,886)
Commodity derivatives	1,210	(193)	—	1,016
Credit derivative transactions	—	(4,494)	3,141	(1,352)

Total derivative transactions	¥324,327	¥(870,072)	¥89,999	¥(455,745)

*1

The amount of investment trusts are not included in the table above in accordance with Paragraph 27-3 of the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No. 31, June 17, 2021, hereinafter, “Guidance for Application of Fair Value Measurement”). The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥1,099,909 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(682,849) million is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

September 30, 2022	Millions of yen
	Interim consolidated balance sheet amount
	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥133,868	¥430,597	¥564,465
Trading assets
Securities classified as trading purposes	3,292,335	597,270	1,796	3,891,402
Money held in trust	—	9,698	—	9,698
Securities
Other securities *[1]	20,964,821	9,461,326	33,356	30,459,504
Stocks	3,043,176	783	—	3,043,959
Japanese government bonds	9,988,100	—	—	9,988,100
Japanese local government bonds	1,041,180	44,538	—	1,085,718
Short-term bonds	—	237,991	—	237,991
Japanese corporate bonds	—	2,469,835	32,324	2,502,160
Foreign stocks	830,315	8,321	—	838,636
Foreign bonds	5,991,037	6,427,666	1,032	12,419,736
Other	71,011	272,190	—	343,202
Total assets	¥24,257,156	¥10,202,163	¥465,750	¥34,925,070

Trading liabilities
Trading securities sold for short sales	¥2,829,500	¥147,068	¥—	¥2,976,569

Total liabilities	¥2,829,500	¥147,068	¥—	¥2,976,569

Derivative transactions *[2,3]
Interest rate derivatives	¥450,332	¥(2,108,103)	¥2,370	¥(1,655,400)
Currency derivatives	1,498	(293,781)	14,289	(277,992)
Equity derivatives	(31,750)	1,603	103,860	73,713
Bond derivatives	2,245	31	—	2,277
Commodity derivatives	(561)	1,155	—	594
Credit derivative transactions	—	(466)	5,610	5,144

Total derivative transactions	¥421,764	¥(2,399,559)	¥126,131	¥(1,851,663)

*1	The amount of investment trusts that fall under the classification of Other securities are included in “Other” of the table above.
*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,813,633) million is recorded on the interim consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No. 40, March 17, 2022).

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

March 31, 2022	Millions of yen
	Fair value				Consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥4,811,550	¥4,811,550	¥4,774,841	¥36,709
Securities
Bonds classified as held- to-maturity	25,522	—	—	25,522	25,741	(218)
Loans and bills discounted					90,834,056
Reserve for possible loan losses *					(590,744)

	—	—	91,961,573	91,961,573	90,243,312	1,718,260

Lease receivables and investment assets *	—	—	230,308	230,308	228,254	2,053

Total assets	¥25,522	¥—	¥97,003,432	¥97,028,954	¥95,272,149	¥1,756,805

Deposits	¥—	¥148,573,241	¥—	¥148,573,241	¥148,585,460	¥(12,218)
Negotiable certificates of deposit	—	13,074,760	—	13,074,760	13,069,796	4,963
Borrowed money	—	18,860,623	—	18,860,623	18,877,990	(17,366)
Bonds	—	8,805,035	775,403	9,580,439	9,808,107	(227,668)
Due to trust account	—	2,429,001	—	2,429,001	2,443,873	(14,871)

Total liabilities	¥—	¥191,742,662	¥775,403	¥192,518,066	¥192,785,228	¥(267,161)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

September 30, 2022	Millions of yen
	Fair value				Interim consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥5,225,756	¥5,225,756	¥5,184,362	¥41,393
Securities
Bonds classified as held- to-maturity	115,690	—	—	115,690	116,248	(558)
Loans and bills discounted					100,873,464
Reserve for possible loan losses *					(567,480)

	—	976	101,754,249	101,755,225	100,305,983	1,449,241

Lease receivables and investment assets *	—	—	227,949	227,949	232,232	(4,283)

Total assets	¥115,690	¥976	¥107,207,954	¥107,324,621	¥105,838,827	¥1,485,793

Deposits	¥—	¥157,065,471	¥—	¥157,065,471	¥157,082,471	¥(17,000)
Negotiable certificates of deposit	—	14,515,746	—	14,515,746	14,513,066	2,680
Borrowed money	—	11,922,108	—	11,922,108	11,977,900	(55,792)
Bonds	—	8,935,725	743,215	9,678,940	10,595,969	(917,028)
Due to trust account	—	2,305,877	—	2,305,877	2,354,852	(48,975)

Total liabilities	¥—	¥194,744,928	¥743,215	¥195,488,143	¥196,524,260	¥(1,036,116)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

(Note 1)  Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans.

The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the period.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method as securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the six months ended September 30, 2022. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the six months ended September 30, 2022. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim consolidated balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., calculated using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2022	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 52.8%
		Prepayment rate	2.0% — 7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	31.1% — 57.8%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.9% — 100.0%
		Loss given default	0.0% — 55.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	33.6% — 79.5%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	16.0% — 58.1%
		Correlation between interest rate and foreign exchange rate	6.9% — 30.4%
Currency derivatives	Option valuation model	Correlation between interest rates	28.5% — 98.8%
		Correlation between interest rate and foreign exchange rate	10.5% — 48.7%
		Foreign exchange rate volatility	12.2% — 15.2%
	Discounted cash flow	Prepayment rate	22.0%
Equity derivatives	Option valuation model	Correlation between equities	42.6% — 93.1%
		Correlation between foreign exchange rate and equity	(14.2)% — 19.7%
		Equity volatility	12.8% — 79.1%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 90.0%

*	Credit Default Swap

September 30, 2022	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 52.8%
		Prepayment rate	2.0% — 7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	26.8% — 60.7%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.9% — 100.0%
		Loss given default	0.0% — 50.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	33.6% — 79.5%

Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	35.5% — 64.4%
		Correlation between interest rate and foreign exchange rate	23.4% — 40.7%
Currency derivatives	Option valuation model	Correlation between interest rates	28.9% — 98.9%
		Correlation between interest rate and foreign exchange rate	10.1% — 50.5%
		Foreign exchange rate volatility	12.2% — 20.1%
Equity derivatives	Option valuation model	Correlation between equities	45.1% — 93.1%
		Correlation between foreign exchange rate and equity	(9.1)% — 18.7%
		Equity volatility	17.4% — 79.8%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 25.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
March 31, 2022	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥454,827	¥—	¥(3,748)	¥2,597	¥—	¥—	¥453,676	¥—
Trading assets	270	1,430	—	958	295	—	2,953	145
Securities
Other securities	52,193	3,716	(390)	(19,369)	9,757	(6,919)	38,988	(652)
Japanese corporate bonds	45,906	3,638	(390)	(19,294)	9,757	(1,667)	37,949	(441)
Foreign bonds	6,287	77	0	(74)	—	(5,252)	1,038	(211)
Derivative transactions
Interest rate	1,013	699	—	743	—	(951)	1,505	709
Currency	4,807	10,043	—	—	—	—	14,851	10,042
Equity	21,696	48,398	—	407	—	—	70,501	65,804
Bond	—	(315)	—	315	—	—	—	—
Credit derivative	796	2,344	—	—	—	—	3,141	2,300

Total	¥535,605	¥66,317	¥(4,138)	¥(14,347)	¥10,052	¥(7,871)	¥585,618	¥78,350

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3	Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2022.
*4	Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2022.

	Millions of yen
September 30, 2022	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥453,676	¥(5,463)	¥(21,156)	¥3,540	¥—	¥—	¥430,597	¥—
Trading assets	2,953	572	—	(1,823)	93	—	1,796	62
Securities
Other securities	38,988	645	(55)	(6,027)	529	(723)	33,356	114
Japanese corporate bonds	37,949	586	(55)	(5,961)	529	(723)	32,324	511
Foreign bonds	1,038	58	—	(65)	—	—	1,032	(396)
Derivative transactions
Interest rate	1,505	468	—	396	—	—	2,370	459
Currency	14,851	4,960	—	—	—	(5,522)	14,289	4,951
Equity	70,501	35,384	—	(2,025)	—	—	103,860	57,723
Bond	—	(7)	—	7	—	—	—	—
Credit derivative	3,141	2,468	—	—	—	—	5,610	2,473

Total	¥585,618	¥39,030	¥(21,212)	¥(5,931)	¥623	¥(6,245)	¥591,882	¥65,785

*1	The amounts shown in the table above are included in interim consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2022.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for derivatives and privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2022.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of estimated principals assuming that prepayment is made in each period. In general, a significant change in prepayment rate would result in a significant decrease (increase) in a fair value according to the contractual terms and conditions.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. A significant increase (decrease) in volatility would generally result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. A significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instrument.

(Note 3)

Interim Consolidated balance sheet amounts (Consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19) and Paragraph 24-16 of “Guidance for Application of Fair Value Measurement,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

	Millions of yen
	March 31, 2022	September 30, 2022
Stocks with no market prices, etc.*[1,2]	¥226,213	¥238,708
Investments in partnership, etc.*[2]	324,512	357,309

Total	¥550,725	¥596,017

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Unlisted stocks and investments in partnership totaling ¥19,749 million and ¥10,892 million were written-off in the fiscal year ended March 31, 2022 and in the six months ended September 30, 2022, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

Millions of yen
March 31, 2022		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	25,741	25,522	(218)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	25,741	25,522	(218)

Total		¥25,741	¥25,522	¥(218)

Millions of yen
September 30, 2022		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	72,542	72,425	(117)
	Japanese local government bonds	43,706	43,264	(441)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	116,248	115,690	(558)

Total		¥116,248	¥115,690	¥(558)

2. Other securities

		Millions of yen
March 31, 2022		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,102,908	¥1,043,950	¥2,058,958
	Bonds	3,669,443	3,652,567	16,875
	Japanese government bonds	2,139,495	2,139,166	329
	Japanese local government bonds	29,318	29,251	66
	Japanese corporate bonds	1,500,629	1,484,149	16,479
	Other	4,867,519	4,062,708	804,811

	Subtotal	11,639,871	8,759,226	2,880,645

Other securities with unrealized losses:	Stocks	134,105	159,405	(25,300)
	Bonds	15,890,865	15,957,815	(66,949)
	Japanese government bonds	13,634,701	13,682,130	(47,428)
	Japanese local government bonds	1,116,178	1,125,300	(9,121)
	Japanese corporate bonds	1,139,986	1,150,385	(10,399)
	Other	9,899,355	10,410,541	(511,185)

	Subtotal	25,924,326	26,527,762	(603,435)

Total		¥37,564,198	¥35,286,988	¥2,277,209

Note:	Net unrealized gains (losses) on other securities shown above include gains of ¥2,122 million for the fiscal year ended March 31, 2022 that are recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
September 30, 2022		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,840,083	¥1,014,223	¥1,825,860
	Bonds	4,876,518	4,862,316	14,202
	Japanese government bonds	3,505,324	3,504,733	590
	Japanese local government bonds	1,370	1,366	3
	Japanese corporate bonds	1,369,823	1,356,215	13,608
	Other	3,266,868	2,571,650	695,218

	Subtotal	10,983,471	8,448,190	2,535,281

Other securities with unrealized losses:	Stocks	203,875	239,002	(35,127)
	Bonds	8,937,451	9,018,886	(81,435)
	Japanese government bonds	6,482,775	6,531,796	(49,021)
	Japanese local government bonds	1,084,347	1,100,040	(15,692)
	Japanese corporate bonds	1,370,327	1,387,049	(16,721)
	Other	11,047,719	12,147,772	(1,100,052)

	Subtotal	20,189,045	21,405,662	(1,216,616)

Total		¥31,172,517	¥29,853,852	¥1,318,665

Note:	There are no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2022 recognized in the earnings by applying fair value hedge accounting.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the interim consolidated balance sheet amount (consolidated balance sheet amount) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2022 and for the six months ended September 30, 2022 were ¥4,688 million and ¥808 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.   Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2022

There are no corresponding transactions.

Six months ended September 30, 2022

There are no corresponding transactions.

2.   Other money held in trust (other than trading purpose and held-to-maturity)

	Millions of yen
March 31, 2022	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	—

	Millions of yen
September 30, 2022	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥311	¥311	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2022	Millions of yen
Net unrealized gains (losses)	¥2,277,165
Other securities	2,277,165
Other money held in trust	—
(-) Deferred tax liabilities	553,512

Net unrealized gains (losses) on other securities (before following adjustments)	1,723,652

(-) Non-controlling interests	105,291
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	13,719

Net unrealized gains (losses) on other securities	¥1,632,080

Notes:	1.

Net unrealized gains of ¥2,122 million for the fiscal year ended March 31, 2022 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.

Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

September 30, 2022	Millions of yen
Net unrealized gains (losses)	¥1,319,674
Other securities	1,319,674
Other money held in trust	—
(-) Deferred tax liabilities	265,316

Net unrealized gains (losses) on other securities (before following adjustments)	1,054,357

(-) Non-controlling interests	104,455
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	10,422

Net unrealized gains (losses) on other securities	¥960,324

Notes:	1.	There are no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2022 recognized in the period’s earnings by applying fair value hedge accounting.
	2.

Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2022 and September 30, 2022. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Interest rate futures:
Sold	¥54,427,438	¥19,738,845	¥22,143	¥22,143
Bought	88,326,052	47,391,708	(19,479)	(19,479)
Interest rate options:
Sold	63,833,754	15,699,082	(99,057)	(99,057)
Bought	386,745,214	128,653,154	493,419	493,419
Over-the-counter
Forward rate agreements:
Sold	6,333,817	—	(4,895)	(4,895)
Bought	6,241,393	—	4,867	4,867
Interest rate swaps:	661,604,364	431,818,786	(121,168)	(121,168)
Receivable fixed rate/payable floating rate	262,006,812	177,356,314	(4,693,040)	(4,693,040)
Receivable floating rate/payable fixed rate	270,394,735	183,824,473	4,557,661	4,557,661
Receivable floating rate/payable floating rate	129,083,786	70,522,569	4,364	4,364
Interest rate swaptions:
Sold	13,166,812	7,857,909	(205,991)	(205,991)
Bought	13,520,720	8,447,484	195,485	195,485
Caps:
Sold	90,834,343	57,007,182	(652,545)	(652,545)
Bought	17,003,839	13,666,308	146,807	146,807
Floors:
Sold	4,669,520	2,890,693	(10,389)	(10,389)
Bought	2,907,184	2,460,367	14,650	14,650
Other:
Sold	3,943,644	1,882,178	(27,824)	(27,824)
Bought	10,094,024	8,051,028	85,940	85,940

Total	/	/	¥(178,039)	¥(178,039)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2022	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥142,890,850	¥18,547,263	¥47,533	¥47,533
Bought	73,635,251	33,817,400	(38,327)	(38,327)
Interest rate options:
Sold	81,400,452	13,623,145	(168,328)	(168,328)
Bought	441,509,326	85,088,039	598,743	598,743
Over-the-counter
Forward rate agreements:
Sold	7,184,115	146,239	(29,305)	(29,305)
Bought	10,219,722	851,883	36,304	36,304
Interest rate swaps:	1,082,898,614	653,755,110	(413,649)	(413,649)
Receivable fixed rate/payable floating rate	417,026,205	286,184,017	(21,803,084)	(21,803,084)
Receivable floating rate/payable fixed rate	442,391,169	303,905,610	21,357,604	21,357,604
Receivable floating rate/payable floating rate	223,170,358	63,360,102	748	748
Interest rate swaptions:
Sold	22,791,294	11,374,798	(562,782)	(562,782)
Bought	21,564,607	12,877,925	544,979	544,979
Caps:
Sold	111,662,071	66,037,503	(2,151,336)	(2,151,336)
Bought	22,618,627	16,016,114	466,863	466,863
Floors:
Sold	5,442,867	3,419,075	(9,703)	(9,703)
Bought	5,486,284	4,971,743	25,808	25,808
Other:
Sold	6,385,707	3,353,135	(88,272)	(88,272)
Bought	20,821,919	16,147,532	220,502	220,502

Total	/	/	¥(1,520,971)	¥(1,520,971)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Currency futures:
Sold	¥744	¥—	¥(103)	¥(103)
Bought	10,013	—	0	0
Over-the-counter
Currency swaps	86,400,103	69,758,870	615,163	242,608
Currency swaptions:
Sold	47,455	47,455	54	54
Bought	645,572	612,935	36	36
Forward foreign exchange	86,861,074	13,390,507	(184,625)	(184,625)
Currency options:
Sold	3,272,220	1,324,819	(141,879)	(141,879)
Bought	6,639,072	1,053,206	117,012	117,012

Total	/	/	¥405,658	¥33,103

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2022	Total	Over 1 year
Listed
Currency futures:
Sold	¥3,882	¥—	¥(1,386)	¥(1,386)
Bought	9,885	—	0	0
Over-the-counter
Currency swaps	91,438,384	69,806,503	1,682,455	376,771
Currency swaptions:
Sold	35,962	35,962	(48)	(48)
Bought	1,657,103	1,597,156	402	402
Forward foreign exchange	125,633,392	17,559,860	(210,688)	(210,688)
Currency options:
Sold	4,998,388	1,735,104	(313,162)	(313,162)
Bought	4,459,588	1,400,462	243,640	243,640

Total	/	/	¥1,401,211	¥95,527

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥798,131	¥36,776	¥(61,375)	¥(61,375)
Bought	430,563	10,703	39,332	39,332
Equity price index options:
Sold	757,642	214,565	(82,971)	(82,971)
Bought	494,972	141,251	35,030	35,030
Over-the-counter
Equity options:
Sold	73,807	10,524	(6,479)	(6,479)
Bought	176,088	53,670	29,472	29,472
Equity price index swaps:
Receivable equity index/payable short-term floating rate	5,535	1,500	(839)	(839)
Receivable short-term floating rate/payable equity index	325,383	158,924	49,536	49,536

Total	/	/	¥1,707	¥1,707

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2022	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥784,224	¥15,743	¥50,154	¥50,154
Bought	643,303	15,209	(45,045)	(45,045)
Equity price index options:
Sold	613,486	205,170	(64,714)	(64,714)
Bought	479,713	136,539	27,854	27,854
Over-the-counter
Equity options:
Sold	82,771	11,199	(7,574)	(7,574)
Bought	165,827	42,395	33,168	33,168
Equity index forward contracts:
Sold	—	—	—	—
Bought	107	—	(5)	(5)
Equity price index swaps:
Receivable equity index/payable short-term floating rate	4,780	1,050	(1,446)	(1,446)
Receivable short-term floating rate/payable equity index	272,650	121,690	81,323	81,323

Total	/	/	¥73,713	¥73,713

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Bond futures:
Sold	¥3,777,511	¥—	¥90,483	¥90,483
Bought	4,250,422	—	(93,789)	(93,789)
Bond futures options:
Sold	9,792	—	(1)	(1)
Bought	20,482	—	13	13
Over-the-counter
Bond forward contract:
Sold	59,827	—	1,438	1,438
Bought	—	—	—	—
Bond options:
Sold	44,599	—	(586)	(586)
Bought	51,917	—	555	555

Total	/	/	¥(1,886)	¥(1,886)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2022	Total	Over 1 year
Listed
Bond futures:
Sold	¥3,322,399	¥—	¥44,715	¥44,715
Bought	3,291,985	—	(42,668)	(42,668)
Bond futures options:
Sold	16,641	—	(108)	(108)
Bought	31,832	—	306	306
Over-the-counter
Bond options:
Sold	68,833	—	(280)	(280)
Bought	68,833	—	312	312

Total	/	/	¥2,277	¥2,277

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Commodity futures:
Sold	¥3,059	¥—	¥(192)	¥(192)
Bought	8,125	—	1,402	1,402
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	72,156	19,691	(67,209)	(67,209)
Receivable floating price/payable fixed price	65,653	15,445	67,595	67,595
Receivable floating price/payable floating price	459	245	(88)	(88)
Commodity options:
Sold	2,677	1,766	(589)	(589)
Bought	1,113	202	98	98

Total	/	/	¥1,016	¥1,016

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2022	Total	Over 1 year
Listed
Commodity futures:
Sold	¥36,829	¥—	¥600	¥600
Bought	45,168	—	(1,161)	(1,161)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	55,261	24,758	(34,491)	(34,491)
Receivable floating price/payable fixed price	44,219	18,780	36,088	36,088
Receivable floating price/payable floating price	224	—	(75)	(75)
Commodity options:
Sold	25,097	1,240	(1,779)	(1,779)
Bought	23,766	171	1,412	1,412

Total	/	/	¥594	¥594

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,289,784	¥1,125,797	¥15,206	¥15,206
Bought	1,691,397	1,498,916	(16,558)	(16,558)

Total	/	/	¥(1,352)	¥(1,352)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2022	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,418,561	¥1,192,271	¥(3,101)	¥(3,101)
Bought	1,855,277	1,596,298	8,246	8,246

Total	/	/	¥5,144	¥5,144

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2022 and September 30, 2022. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥774,856	¥25,541	¥319
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		33,156,979	27,311,289	(470,643)
	Receivable floating rate/payable fixed rate		20,063,241	18,890,568	470,733
	Receivable floating rate/payable floating rate		2,060,000	—	(20)
	Interest rate swaptions:
	Sold		170,149	170,149	(3,214)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		525,018	447,551	6,131

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		66,010	59,570	(Note 2)

	Total		/	/	¥3,305

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

September 30, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,812,671	¥3,364,905	¥11,905
	Bought		434,430	—	(1,194)
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		36,938,063	31,366,068	(1,304,350)
	Receivable floating rate/payable fixed rate		27,920,822	27,073,481	1,146,841
	Interest rate swaptions:
	Sold		201,285	201,285	(27,616)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		732,947	627,176	39,985

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		63,310	52,010	(Note 2)

	Total		/	/	¥(134,428)

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥10,819,281	¥7,285,574	¥(685,686)
	Forward foreign exchange		53,067	17,578	(1,224)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	343,890	317,306	2,786
	Forward foreign exchange		523	—	0

	Total		/	/	¥(684,124)

Note:	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

September 30, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥17,056,417	¥9,129,727	¥(1,689,358)
	Forward foreign exchange		37,420	4,610	(5,921)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	110,076	70,301	16,075

	Total		/	/	¥(1,679,204)

Note:	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guideline No. 25.

(3) Equity derivatives

March 31, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥19,719	¥19,719	¥(2,031)

	Total		/	/	¥(2,031)

Six months ended September 30, 2022

There are no corresponding transactions.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2022

There is no information to be disclosed since the total amount of asset retirement obligations is immaterial.

Six months ended September 30, 2022

There is no information to be disclosed since the total amount of asset retirement obligations is immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2022

There is no significant information to be disclosed.

Six months ended September 30, 2022

There is no significant information to be disclosed.

(Revenue Recognition)

Information on breakdown of revenues from contracts with customers.

Six months ended September 30	Millions of yen
	2021	2022
Ordinary income	¥1,965,482	¥2,916,911
Fees and commissions	668,871	703,822
Deposits and loans	85,426	129,974
Remittances and transfers	72,224	74,797
Securities-related business	86,060	58,201
Agency	4,582	4,662
Safe deposits	2,020	2,050
Guarantees	39,605	41,498
Credit card business	159,753	182,120
Investment trusts	93,796	74,191
Others	125,401	136,325

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers

Retail Business Unit:	Business to deal with mainly domestic individual customers

Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segments are the same as those described in “(Significant accounting policies for preparing interim consolidated financial statements).” In case several business units cooperate for transactions, profit and loss and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2021	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥329,500	¥568,100	¥394,500	¥250,900	¥(111,715)	¥1,431,285
General and administrative expenses	(148,900)	(464,900)	(213,900)	(43,000)	(5,234)	(875,934)
Others	30,300	800	25,100	17,600	(43,074)	30,726

Consolidated net business profit	¥210,900	¥104,000	¥205,700	¥225,500	¥(160,023)	¥586,077

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2022	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥367,400	¥553,800	¥601,100	¥266,000	¥(155,945)	¥1,632,355
General and administrative expenses	(145,500)	(456,200)	(314,700)	(56,700)	10,538	(962,562)
Others	37,300	2,100	46,000	15,400	(48,721)	52,079

Consolidated net business profit	¥259,200	¥99,700	¥332,400	¥224,700	¥(194,128)	¥721,872

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	The reportable segment of Fullerton India Credit Company Limited and its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the six months ended September 30, 2022.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2021	Millions of yen
Consolidated net business profit	¥586,077
Other ordinary income (excluding equity in gains of affiliates)	124,760
Other ordinary expenses	(80,810)

Ordinary profit on interim consolidated statements of income	¥630,028

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2022	Millions of yen
Consolidated net business profit	¥721,872
Other ordinary income (excluding equity in gains of affiliates)	154,351
Other ordinary expenses	(150,152)

Ordinary profit on interim consolidated statements of income	¥726,071

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2021

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,313,516	¥243,078	¥136,207	¥272,679	¥1,965,482

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥898,858	¥500,314	¥42,198	¥37,563	¥1,478,934

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2022

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,646,553	¥534,894	¥257,739	¥477,724	¥2,916,911

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥878,298	¥573,374	¥43,282	¥50,673	¥1,545,628

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2021 is ¥3,265 million.

Impairment loss for the six months ended September 30, 2022 is ¥885 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2021	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥316	¥2,009	¥—	¥—	¥6,347	¥8,674
Unamortized balance	5,070	40,050	—	—	94,547	139,668

	Millions of yen
Six months ended September 30, 2022	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥316	¥2,009	¥6,994	¥—	¥6,340	¥15,662
Unamortized balance	4,436	36,030	199,356	—	84,706	324,529

Note:	The reportable segment of Fullerton India Credit Company Limited and its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the period for the six months ended September 30, 2022.

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2021

There are no corresponding transactions.

Six months ended September 30, 2022

There are no corresponding transactions.

(Business Combinations)

There are no significant business combinations to be disclosed.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2022	September 30, 2022
Net assets per share	¥8,825.53	¥9,227.35
[The calculation method]
Net assets	12,197,331	12,760,842
Amounts excluded from Net assets	99,116	108,066
Stock acquisition rights	1,475	1,201
Non-controlling interests	97,641	106,864

Net assets attributable to common stock at the end of the period	¥12,098,215	¥12,652,776

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,370,819	1,371,225

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2021	2022
(i) Earnings per share	¥332.74	¥383.23
[The calculation method]
Profit attributable to owners of parent	456,068	525,427
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	456,068	525,427
Average number of common stock during the period (in thousands)	1,370,657	1,371,054
(ii) Earnings per share (diluted)	¥332.59	¥383.10
[The calculation method]
Adjustment for profit attributable to owners of parent	—	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—
Increase in the number of common stock (in thousands)	602	477
Stock acquisition rights (in thousands)	602	477
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

(Significant subsequent events)

Six months ended September 30, 2022

1. Repurchase and cancellation of own shares

On November 14, 2022, the board of directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 61,000,000 shares (Equivalent to 4.4% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount to be repurchased: Up to JPY 200,000,000,000
4)	Repurchase period: From November 15, 2022 to May 31, 2023
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of the shares repurchased as stated in (2) above
3)	Scheduled cancellation date: June 20, 2023

The repurchase and the cancellation of its own shares pursuant to the resolution of the meeting of the board of directors held on November 12, 2021 has been completed without any repurchase and cancellation of shares.

2. Administrative actions on SMBC Nikko Securities Inc. and the Company

In terms of the market manipulation cases, SMBC Nikko Securities Inc. (hereinafter “SMBC Nikko Securities”), the Company’s subsidiary, was imposed administrative actions (Business Suspension Order and Business Improvement Order) pursuant to Article 51 and Article 52, Paragraph 1 of the Financial Instruments and Exchange Act, and the Company was imposed an administrative action (Improvement Measures Order) pursuant to Article 32-2, Paragraph 2 of the Financial Instruments and Exchange Act respectively by the Financial Services Agency of Japan (hereinafter the “FSA”) on October 7, 2022. Also, in terms of the violation of regulations on the firewall between banking and securities operations, SMBC Nikko Securities was imposed an administrative action (Business Improvement Order) pursuant to Article 51 of the Financial Instruments and Exchange Act by the FSA on the same day.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2022	September 30, 2022	September 30, 2022
Assets:
Current assets
Cash and due from banks	¥319,147	¥285,379	$1,971
Current portion of long-term loans receivables from subsidiaries and affiliates	936,602	865,830	5,979
Other current assets	160,785	76,865	531

Total current assets	1,416,534	1,228,075	8,481

Fixed assets
Tangible fixed assets	71,344	70,686	488
Intangible fixed assets	3,703	6,173	43
Investments and other assets	14,761,505	15,638,857	107,996
Investments in subsidiaries and affiliates	6,625,337	6,639,021	45,846
Long-term loans receivable from subsidiaries and affiliates	8,132,822	8,923,867	61,625
Other investments and other assets	3,345	75,969	525

Total fixed assets	14,836,553	15,715,718	108,526

Total assets	¥16,253,088	¥16,943,793	$117,007

Liabilities:
Current liabilities
Short-term borrowings	¥1,508,030	¥1,587,680	$10,964
Income taxes payable	13	6	0
Reserve for employee bonuses	744	802	6
Reserve for executive bonuses	529	—	—
Current portion of bonds	936,602	865,830	5,979
Other current liabilities	67,001	60,955	421

Total current liabilities	2,512,921	2,515,275	17,369

Fixed liabilities
Bonds	7,325,358	8,070,280	55,730
Long-term borrowings	308,975	355,099	2,452

Total fixed liabilities	7,634,334	8,425,379	58,182

Total liabilities	10,147,255	10,940,655	75,552

Net assets:
Stockholders’ equity
Capital stock	2,341,878	2,342,537	16,177
Capital surplus
Capital reserve	1,563,355	1,564,013	10,800

Total capital surplus	1,563,355	1,564,013	10,800

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	210
Retained earnings brought forward	2,182,107	2,085,547	14,402

Total retained earnings	2,212,527	2,115,967	14,612

Treasury stock	(13,402)	(13,116)	(91)

Total stockholders’ equity	6,104,357	6,009,401	41,499

Valuation and translation differences
Net unrealized gains (losses) on other securities	—	(7,464)	(52)

Total valuation and translation differences	—	(7,464)	(52)

Stock acquisition rights	1,475	1,201	8

Total net assets	6,105,832	6,003,138	41,455

Total liabilities and net assets	¥16,253,088	¥16,943,793	$117,007

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2021	2022	2022
Operating income:
Dividends on investments in subsidiaries and affiliates	¥51,633	¥59,407	$410
Fees and commissions received from subsidiaries and affiliates	4,952	3,180	22
Interests on loans receivable from subsidiaries and affiliates	87,131	118,444	818

Total operating income	143,717	181,031	1,250

Operating expenses:
General and administrative expenses	15,715	17,881	123
Interest on bonds	81,816	110,473	763
Interest on long-term borrowings	2,302	4,804	33

Total operating expenses	99,834	133,159	920

Operating profit	43,883	47,872	331

Non-operating income	68	74	1
Non-operating expenses	5,642	3,479	24

Ordinary profit	38,309	44,467	307

Extraordinary loss	—	287	7

Income before income taxes	38,309	44,179	305

Income taxes-current	(3,628)	(3,271)	(23)
Income taxes-deferred	51	29	0

Income taxes	(3,576)	(3,241)	(22)

Net income	¥41,886	¥47,421	$327

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2021					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,341,274	¥1,562,751	¥—	¥1,562,751	¥30,420	¥2,061,118	¥2,091,538
Changes in the period:
Issuance of new stock	603	603		603
Cash dividends						(130,190)	(130,190)
Net income						41,886	41,886
Purchase of treasury stock
Disposal of treasury stock			(32)	(32)
Transfer from retained earnings to capital surplus			32	32		(32)	(32)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	603	—	603	—	(88,336)	(88,336)

Balance at the end of the period	¥2,341,878	¥1,563,355	¥—	¥1,563,355	¥30,420	¥1,972,781	¥2,003,201

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2021	Treasury stock	Total
Balance at the beginning of the period	¥(13,698)	¥5,981,865	¥1,791	¥5,983,656
Changes in the period:
Issuance of new stock		1,207		1,207
Cash dividends		(130,190)		(130,190)
Net income		41,886		41,886
Purchase of treasury stock	(37)	(37)		(37)
Disposal of treasury stock	327	295		295
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(292)	(292)

Net changes in the period	289	(86,839)	(292)	(87,132)

Balance at the end of the period	¥(13,409)	¥5,895,025	¥1,498	¥5,896,524

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2022					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,341,878	¥1,563,355	¥—	¥1,563,355	¥30,420	¥2,182,107	¥2,212,527
Changes in the period:
Issuance of new stock	658	658		658
Cash dividends						(143,936)	(143,936)
Net income						47,421	47,421
Purchase of treasury stock
Disposal of treasury stock			(45)	(45)
Transfer from retained earnings to capital surplus			45	45		(45)	(45)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	658	658	—	658	—	(96,560)	(96,560)

Balance at the end of the period	¥2,342,537	¥1,564,013	¥—	¥1,564,013	¥30,420	¥2,085,547	¥2,115,967

	Millions of yen
	Stockholders’ equity		Valuation and translation differences	Stock acquisition rights	Total net assets
Six months ended September 30, 2022	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	¥(13,402)	¥6,104,357	¥—	¥1,475	¥6,105,832
Changes in the period:
Issuance of new stock		1,317			1,317
Cash dividends		(143,936)			(143,936)
Net income		47,421			47,421
Purchase of treasury stock	(34)	(34)			(34)
Disposal of treasury stock	320	274			274
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(7,464)	(273)	(7,737)

Net changes in the period	285	(94,956)	(7,464)	(273)	(102,694)

Balance at the end of the period	¥(13,116)	¥6,009,401	¥(7,464)	¥1,201	¥6,003,138

(Continued)

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2022					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$16,172	$10,796	$—	$10,796	$210	$15,069	$15,279
Changes in the period:
Issuance of new stock	5	5		5
Cash dividends						(994)	(994)
Net income						327	327
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Transfer from retained earnings to capital surplus			0	0		(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	5	5	—	5	—	(667)	(667)

Balance at the end of the period	$16,177	$10,800	$—	$10,800	$210	$14,402	$14,612

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation differences	Stock acquisition rights	Total net assets
Six months ended September 30, 2022	Treasury stock	Total	Net unrealized gains (losses) on other securities
Balance at the beginning of the period	$(93)	$42,154	$—	$10	$42,164
Changes in the period:
Issuance of new stock		9			9
Cash dividends		(994)			(994)
Net income		327			327
Purchase of treasury stock	(0)	(0)			(0)
Disposal of treasury stock	2	2			2
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the period			(52)	(2)	(53)

Net changes in the period	2	(656)	(52)	(2)	(709)

Balance at the end of the period	$(91)	$41,499	$(52)	$8	$41,455